SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of February, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

FREE TRANSLATION

São Paulo, February 12, 2008

To
Votorantim Celulose e Papel S.A.
Mr. Valdir Roque - Investor Relations

Geração Futuro Corretora de Valores SA informs that, in accordance with article 12 of CVM Instruction nº 358, by means of exchange operations in the São Paulo Stock Exchange (Bovespa) acquired 4,982,251 preferred shares issued by Votorantim Celulose e Papel S.A., corresponding to 5.06% of the shares of such class and 2.44% of the total shares of the Company. Votorantim Celulose e Papel S.A is a Company located in the state of São Paulo under the Corporate Taxpayer Registration Number (CNPJ) 60.643.228/0001-21.

Nevertheless, such acquisition intends the initiation of an investment portfolio, with no intention to be involved in a change of the composition of corporate control or a change in the management structure of the Company.

Sincerely,

Edmundo Valadão Cardoso
Executive Officer

Amilton José BArdelotti
Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: February 13, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer